

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Mr. Manjeet Dhillon
Chief Financial Officer
Challenger Energy Corp.
Suite 200, 744 – 4th Ave. S.W.
Calgary, Alberta Canada

   Re: **Challenger Energy Corp.**
     Form 20-F for Fiscal Year Ended December 31, 2007
     Filed June 27, 2008
     File No. 1-33275

Dear Mr. Dhillon:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Information on the Corporation

Oil and Gas Properties, page 24

1. Please refer to the form requirements including Appendix A to Item 4.D of Form 20-F and provide the required oil and gas reserve information pertaining to your interests in your producing property.

Selected Financial Information, page 28

Mr. Manjeet Dhillon
Challenger Energy Corp.
November 26, 2008
Page 2

2.   We note your disclosure of Cash Expenses for the Period. Please expand your
        note to include all disclosure contemplated by Item 10(e) of Regulation S-K.
        Refer to General Instruction C(e) of Form 20-F.

Controls and Procedures, page 65

3.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2007. Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at:
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            http://www.sec.gov/info/smallbus/404guide.shtml.

        In addition, please consider whether management's failure to perform or complete
        its report on internal control over financial reporting impacts its conclusions
        regarding the effectiveness of your disclosure controls and procedures *as of the
        end of the fiscal year* covered by the report and revise your disclosure as
        appropriate.

        Please note that the failure to perform management's assessment adversely affects
        the company's and its shareholders ability to avail themselves of rules and forms
        that are predicated on the current or timely filing of Exchange Act reports. For

further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

Note 4 – Petroleum and Natural Gas Properties, page 9

4.   We note your disclosures throughout your document that indicate you have farm-in agreements with Canadian Superior Energy for certain oil and gas exploration properties. We further note that you have reflected the amounts paid to date as investments in oil and gas properties. Please clarify for us if your farm-in agreements give you an ownership interest in the properties on an incremental basis as you contribute to exploration costs. It's unclear if you hold an interest in oil and gas properties or some other form of investment that is pending the outcome of an exploration program or payments achieving a predetermined threshold.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief